UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

13 August 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOBLE ENERGY, INC.

File No. 1-7964 -- CF# 28298

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NOBLE ENERGY, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 26, 2012, as amended on August 6, 2012.

Based on representations by NOBLE ENERGY, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 10.1   through March 14, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Timothy S. Levenberg
        Special Counsel